SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

Salient Private Access Registered Fund, L.P.

(Name of Issuer)

Salient Private Access Registered Fund, L.P.

(Name of Person(s) Filing Statement)

Limited Partnership Interests

(Title of Class of Securities)

N/A

(CUSIP Number of class of securities)

John A. Blaisdell c/o Endowment Advisers, L.P. 4265 San Felipe, 8th Floor Houston, Texas 77027 (713) 993-4675	With a copy to: George J. Zornada K & L Gates LLP State Street Financial Center One Lincoln St. Boston, MA 02111-2950 (617) 261-3231

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

(March 26, 2019)

This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO of Salient Private Access Registered Fund, L.P. (the "Fund") relating to an offer to purchase (the "Offer") limited partner interests ("Interests") in the Fund or portions thereof pursuant to tenders by partners of the Fund at their estimated net asset value as of December 31, 2018 and originally filed with the Securities and Exchange Commission on October 22, 2018, constitutes the final amendment pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934.

The Offer terminated at midnight, Central time, on November 20, 2018 (the "Expiration Date"). Pursuant to the Offer, $2,709,500 of Interests were tendered and accepted by the Fund.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	March 26, 2019

Salient Private Access Registered Fund, L.P.

	By:	/s/ John A. Blaisdell
	Name:	John A. Blaisdell
	Title:	Principal Executive Officer